FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


    LE REGENT, 4 RUE JULES FERRY BP 1145, 34008 MONTPELLIER CEDEX 01, FRANCE
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                GENESYS CONFERENCING COMPLETES VIALOG ACQUISITION



Montpellier, France--April 25, 2001--Genesys S.A. (Euronext: 3955) today announced that is has completed its acquisition of Vialog Corporation (AMEX: VX) in exchange for its American Depositary Shares (ADSs) and that its ADSs will begin trading on the Nasdaq National Market under the symbol "GNSY" on April 26, 2001.

VIALOG ACQUISITION POSITIONS GENESYS CONFERENCING AS NO.1 CONFERENCING SPECIALIST IN THE UNITED STATES AND REINFORCES THE GROUP'S WORDLWIDE LEADERSHIP

Genesys' acquisition of Vialog, the leading independent conferencing company in the United States, was completed on April 25, 2001. The combination has created the world's leading conferencing specialist operating in the North America, Europe and Asia Pacific regions, offering a complete range of state-of-the-art virtual group communication services to over 16,000 customers in 16 countries.

Genesys and Vialog have signed a definitive agreement with BNP Paribas, CIBC World Markets and Fortis Bank and consummated the credit facility to refinance their debt in the total amount of U.S.$ 125 million. Vialog's existing U.S.$90 million debt has been refinanced at an average rate of LIBOR + 240 basis points over five years, which is expected to generate approximately U.S. $4.5 million of annual cash interest expense savings.

Vialog's shareholders will receive Genesys ADSs in exchange for their Vialog shares at an exchange ratio of 0.6703 ADSs for each Vialog share, resulting in approximately 24.65 % ownership of Genesys' outstanding shares. Each Genesys ADS is equivalent to one-half of a Genesys ordinary share. Based on the 10 day weighted average price of Genesys shares ending April 23, 2001, the transaction value is approximately U.S.$158 million, which includes approximately U.S.$90 million of Vialog debt as of March 31, 2001.

INTEGRATION PLANS UNDER WAY

Genesys has confirmed that upon closing Kim Mayyasi, former Chief Executive Officer of Vialog, has become Chief Executive Officer of Genesys' North American combined operations and will report to Jim Huzell, Chief Operating Officer of the Group. Margie Medalle, former Chief Executive Officer of Genesys' North American operations, has become President and Chief Operating Officer of Genesys North American combined operations and will report to Mr. Mayyasi. Integration teams representing all functional areas of both companies have been planning integration programs since November 2000. Most plans are underway and should start generating efficiencies in 2001. Genesys is expecting approximately US $ 2 million of annual operating savings from the implementation of these programs.

"Our vision is to become the premiere service provider in the global conferencing market and to continue the development of technologies that represent the future of virtual group communications," stated Francois Legros, Genesys' Chairman and Chief Executive Officer. "The acquisition of Vialog almost doubles the number of users of our services and makes us the No. 1 conferencing specialist in North America."

Q1 EARNINGS

Genesys announced that it expects to release first-quarter revenues and preliminary unaudited combined first-quarter results for Genesys and Vialog on Tuesday, May 3, 2001 before the market opens in France.


                For more information about the Vialog acquisition
                             www.genesys.com/vialog

ABOUT GENESYS CONFERENCING:

Founded in 1986, Genesys Conferencing is the world's leading conferencing specialist : audio conferencing, data conferencing, video conferencing and webstreaming. Working in a rapidly growing market and enjoying unique world-wide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955). Genesys Conferencing's revenue has grown by 24 times, internally and through acquisitions, over the past five years. The company's average yearly revenue growth rate during that same time span was 89 percent.

In 2000, Genesys Conferencing's revenue amounted to approximately euros 92.4 million, a 95% growth rate since 1999.


ABOUT VIALOG:
Vialog is a leading provider of teleconferencing and messaging, services including audioconferencing, videoconferencing, web conferencing, voicemail broadcast, e-mail broadcast and fax broadcast. Vialog helps its more than 6,000 corporate customers communicate more professionally, efficiently and effectively by delivering superior customer service and an extensive range of enhanced and customized conferencing solutions.


AT GENESYS

Pierre SCHWICH                     Marine BRUN                              Florence CATEL

EVP, Finance                       Shareholder and Investor Relations       Press Relations
Tel: +33 4 67 06 27 55             Tel : + 33 4 67 06 75 17                 Tel : + 33 4 67 06 27 49
Pierre.schwich@genesys.com         investor@genesys.com                     florence.catel@genesys.com

AT VIALOG

Mike Savage                        Paul Joyal
Chief Financial Officer            Press Relations
Tel: 781-761-6200                  Tel : 781 761 62  00
Msavage@vialog.com                 pjoyal@vialog.com

SEC FILINGS

Genesys has filed a registration statement on Form F-4 (Nos. 333-55392 and 333-57464) with the United States Securities and Exchange Commission. The Form F-4 contains a proxy statement/prospectus which contains important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction are available free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

GENESYS S.A.
PIERRE SCHWICH
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone: 33 4 67 06 27 55
Email: pierre.schwich@genesys.com

VIALOG CORPORATION
MICHAEL E. SAVAGE
Chief Financial Officer
32 Crosby Drive
Bedford, MA 01730
Phone: 781-761-6200
Email: msavage@vialog.com


In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog and Genesys are obligated to file reports, statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.


Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2001

                                           GENESYS SA


                                           By: /s/ Pierre Schwich
                                           -------------------------------
                                           Name:  Pierre Schwich
                                           Title: Chief Financial Officer